Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                        The Austria Fund, Inc..
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                   	 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   052587102
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 4, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  052587102                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  895192
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          895192
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  895192
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              7.6%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  052587102                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  328636
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      328636
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  328636
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              2.8%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc. (the "Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting Persons"), who are Registered Investment Advisors, One West Pack Square, Suite 777,
Asheville, NC 28801. Additional information with respect to officers, directors, and general partners is set forth in the attached Exhibit A.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	     Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which, in the sole discretion of the reporting persons, may result in increase in the market value of the issuer's shares.

On July 4, 1998, Ronald G. Olin, a control person associated with the reporting persons and also an individual shareholder of the issuer, sent the secretary of the Austria Fund Inc. (the issuer) a shareholder proposal intended for inclusion in the issuer's next shareholder meeting. This proposal requested that the shareholders vote on the mandatory termination of the investment advisory contract and further recommended that the Board of the issuer solicit competitive proposals for a new investment advisor. The letter also requested a meeting with the Board of Directors and suggested actions which might be taken to reduce or eliminate the discount at which the shares of the
issuer have traded.    A copy of the letter sent by Mr. Olin is attached as
an exhibit to this filing.

It is possible that Olin may directly solicit support for his proposal with shareholders of the Fund to the degree permitted under applicable law. It is also possible that Olin will decide to solicit proxies in support of opposing Director candidates as Board seats become available. To the extent that Olin is influencing how the reporting persons' shares can be voted, at present it is anticipated that such shares would be voted in support of Olin's proposals and candidates, although no final determination will be made until the Issuer's final proxy is available. This Schedule D filing, in lieu of the reporting persons' normal filing of Schedule G, is occasioned solely by Mr. Olin's
position as a control person of the reporting persons.   The securities of the
issuer acquired and held by the reporting persons were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's semiannual report, dated April 27,1998, states that, as of the close of business on February 28, 1998, there were 11,703,031 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,223,828 shares of Common Stock, which constitute approximately 10.5% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) During the last sixty days, the following shares of Common Stock were sold on the New York Stock Exchange:



 Date              Number of Shares Sold             Price Per Share
- -------            --------------------------       ---------------
6/25/98                		-2100                  12.75
6/25/98	                	-986                  12.875
6/16/98	                	-1500	                        12
6/12/98	                	-4100                         12.5
6/10/98	                	-4380	                        13.25
6/10/98	                 	-500                         13.25
5/12/98                 	-950	                         13.4375
5/5/98	                  	-900	                        13.25



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The text of the letter from Ronald G. Olin to the Issuer, which occasions this Schedule 13D filing by the Reporting Persons, is incorporated as Exhibit B.








                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July   7, 1998                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary











                                   EXHIBIT A

                  The business address for all individuals listed in this Exhibit A is One West Pack Square, Suite 777,
Asheville, NC 28801.

                        DIRECTORS AND/OR  GENERAL PARTNERS


Name and Address   	 Principal Occupation
- ----------------    		--------------------
Ronald G. Olin		Investment Advisor
Sandra D. Olin		Director
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	Investment Advisor
William A. Clark		Investment Advisor
Ralph D. McBride	Attorney






                               EXECUTIVE OFFICERS


Name and Address                  Principal Occupation
- ----------------                	  --------------------
Ronald G. Olin		Investment Advisor
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	Investment Advisor
William A. Clark		Investment Advisor


               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE ADVISORS.

                  The following shareholders and/or partners may be deemed to control the Reporting Persons:

Ronald G. Olin

			EXHIBIT B


                                RONALD G. OLIN
              One West Pack Square, Suite 777, Asheville, NC  28801
           (828) 274-1863  Fax: (828) 255-4834  E-mail: ddainc@msn.com


Edmund P. Bergan, Jr., Secretary Ph: 212-969-2108  Fax:  212-969-2290
The Board of Directors, The Austria Fund, Inc.
Alliance Capital Management L.P.
1345 Avenue of the Americas
New York, NY  10105

 (via both Fax and Federal Express)				July 4, 1998

To the Board of Directors of The Austria Fund:

My clients and I currently own more than 10% of the Austria Fund and have held most of the shares for a long time. We are disappointed by the long-term performance of the Fund and the persistent discount at which the Fund's shares have traded.

We feel that there is no need to tolerate such a discount, as adequate remedies exist that are beneficial to all shareholders. The purpose of this letter is to suggest two specific remedies, to request a meeting with the Board of Directors to discuss these matters, and to submit a shareholder proposal for the next meeting of the Fund's shareholders.

The shareholder proposal to terminate the management contract with Alliance may seem extreme, but it represents the only effective means the shareholders have to indicate their displeasure if the Board and Advisor fail to respond to their wishes.

A POOR LONG-TERM INVESTMENT

All of the shareholder reports since the inception of the Fund are the basis of the following synopsis of the "out of pocket" investment results of the Fund's owners:

                      AUSTRIA FUND SHAREHOLDER RESULTS
     (Values in Thousands - Source: Data from Regular Shareholder Reports)

                   All    Total                   Total   Distr. Monthly
 Period  Shares   Offer   Share   Mgmt. Director  Oper.    Paid   Index   Index
 Ending  Issued   Fees    Cost    Fees    Costs  Expense    Out   Value   Units
 9/28/89   5,759   4,830  69,101                                   1,581   +43.7
 2/22/90   2,500   2,450  42,500                                   2,568   +16.6
 8/30/90                           1,078     125   1,713     374   2,240    -0.2
 8/31/91                           1,148     120   1,779   3,469   1,695    -2.0
 8/31/92                             937     179   1,545   1,115   1,565    -0.7
 8/31/93                             789     225   1,431     135   1,814    -0.1
 8/31/94       2              21     993      85   1,603     785   1,967    -0.4
10/07/94   3,442   1,463  26,883                                   1,808   +14.9
 8/31/95                           1,152     173   1,954     293   1,842    -0.2
 8/31/96                           1,432     182   2,291           1,801
 8/31/97                           1,552     202   2,332   1,521   1,782    -0.9
 2/28/98                             829      86   1,264   8,719   2,070    -4.2

 TOTALS   11,703   8,743 138,504   9,912   1,377  15,912  16,411            66.5


MSCI Austria Total         2/28/98   Per   Total    Results        Fund   Index
Return Index (US$)**       Values   Share  Value    Comparison    Shares  Units
------------------------   ----------------------   ----------------------------
Index Units from           Market
 Same Cash Flow     66.5   Price:   11.44 133,853   Market Value 133,853 137,671
Times 2/28/88              Net Asset                + Payouts     16,411  16,411
 Index Value       2,070   Value:   13.36 156,352   - Share Cost 138,504 138,504
Shareholder Value          Discount
 w/ Index Units  137,671   Loss:     1.92  22,499   Net Gain:     11,760  15,578


                        WHO GOT WHAT IN THE AUSTRIA FUND?
                        (September 1989 - February 1998)
Net Gain to Shareholders     $ 12 Mil. xxxxxxxxxxxxxxxxxxxx
Total Fees & Expenses        $ 25 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
Shareholder Loss to Discount $ 22 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx Gain to the Austria Index** $ 16 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxx

**Note: The MSCI Austria Total Return Index is a standard measure of the returns of capitalization weighted Austrian equities. Index results may be affected because the index is not subject to the same investment policies and restrictions as the Fund. Also, the index is computed on a month-end basis only, so applying the Fund cash flows during each fiscal year to year-end and month-end index values is only an approximation of alternative results.

SYNOPSIS OF SHAREHOLDER INVESTMENT RESULTS

This has been a poor long-term investment. Since inception on 9/28/89, the Fund's shareholders have paid $138 million to buy new shares, received $16 million in distributions, and had an investment with a market value of $134 million as of the Fund's report dated 2/28/98.

The shareholders paid out $25 million in advisory fees, director fees, underwriting fees, and other expenses while making less than $12 million on their investment. As of 2/28/98, the discount was costing each and every shareholder $1.92 a share or a +17% extra return. The $22.5 million lost to the discount is almost twice as much as the $12 million the shareholders have collectively managed to realize on their investment since inception of the Fund.

REMEDIES TO REDUCE THE DISCOUNT AND ENHANCE SHAREHOLDER RETURNS

The discount represents an opportunity to markedly improve shareholder investment results with this Fund. All that is required is that Alliance and the Board take the actions necessary to enhance shareholder wealth through the reduction and eventual elimination of the discount. Remedies are available which would enhance the Net Asset Value (NAV) of the Fund's shares, reduce/eliminate the discount, and allow shareholders a choice between a closed-end structure and receiving NAV for all their shares. The only significant impact of such actions would be a reduction in the advisory fee income paid to Alliance due to those shareholders who choose to cash out entirely.
Transactions can be structured so that there will be no resulting tax impact on those shareholders choosing to remain in the closed-end structure.

REMEDY #1 - PERPETUAL SHARE BUYBACKS TO ENHANCE NAV AND REDUCE THE DISCOUNT

Share buybacks have been viewed by the industry as a failure because, even though they have always enhanced NAV, they have never permanently fixed the discount. This is not surprising because all repurchase plans have been limited in size and duration. You don't get a permanent fix with a temporary band-aid.

Instead, if a fund unequivocally committed to perpetual, sizable buybacks whenever a discount existed, there would always be a buyer for the Fund's shares. Potential sellers would learn to be patient and would lower the discount at which they were willing to sell. Every share that the Fund bought at a discount would enhance NAV and the performance of the Fund. This would attract other buyers and serve to rebalance the demand/supply equation at a lower discount level. Logic says that eventually the price would stabilize in a range somewhere near NAV.

The value of such a program to existing shareholders is significant. For example, suppose repurchases began at a 15% discount (similar to that of The Austria Fund), suppose it took one half of the Fund's assets and one year to reduce the discount to 0%, suppose the average purchase price were at a 8% discount, and further suppose that the Fund's portfolio securities appreciated 10% during the same year net of expenses. In this case, those shareholders sticking with the Fund would see their investment increase by about +35% (+17% from discount elimination, +8% from NAV enhancement, +10% from the portfolio increase).

Repurchasing shares at a discount is equivalent to buying the fund's own carefully chosen portfolio at prices cheaper than those available in the market. The turnover of the Austria Fund has ranged from 19% to 42% in recent years. What could be a better investment for the Fund?

Sixty per cent of the Fund's yearly expenses are advisory fees which are proportional to the size of the Fund. A reduction in Fund size by one half might increase the Fund's expense ratio from about 1.8% to about 2.5%. Most shareholders would gladly make this tradeoff to eliminate the discount and enhance their wealth.

REMEDY #2 - SPLITTING UP THE FUND TO SATISFY ALL SHAREHOLDERS

Many shareholders feel that they should be entitled to receive full NAV for their shares right away and should not have to wait for perpetual share buybacks or other techniques to slowly eliminate the discount. They desire that the Fund be open-ended. Fund Advisors and Boards often object that this is not fair to shareholders who like the closed-end structure. They argue that open-ending will create tax consequences and costs due to massive redemptions when other shareholders cash out.

There is a solution which should satisfy all shareholders. The Fund could do a self-tender offer for its shares in exchange of an in-kind distribution of its portfolio. Those wishing to remain in the closed-end fund would not have any tax consequences as a result.

The tendering shareholders could be given a further option to exchange their portfolio proceeds for shares of a newly formed open-end fund created for that purpose or alternatively a liquidating trust which would sell them out. The entire series of transactions could be structured so that all expenses and tax impacts would be borne only by the those shareholders who chose to tender.

A somewhat similar action has already been proposed by another closed-end fund organization. In that case, complications have been introduced by a decision to first orchestrate a merger between two different closed-end funds. The merger results in restrictions as to the sizes of the resulting open and closed-end entities which limits the tender offer. I believe such restrictions would not exist in the case of the Austria Fund. Never-the-less, the groundwork has already been laid for a technique which could satisfy all shareholders.

A further advantage of this approach is that it would remove from the market the large number of the Fund's shareholders who are currently willing to sell their shares at less than NAV, and leave only those shareholders who truly desire the closed-end format in the remaining closed-end fund.

The optimal solution for the Austria Fund might be a combination of the two remedies: First, allowing those who wished NAV to exit to an open-end counterpart, and then instituting a perpetual buyback program in the remaining closed-end fund to keep the discount from reappearing.

A REQUESTED MEETING WITH THE BOARD

I would like to request a meeting with the Fund's Board to discuss these potential remedies and other issues relating to performance of the Fund and the discount. The managed distribution policy has not worked, and will never work adequately. It is largely "smoke and mirrors" which may have at best a temporary and relatively small impact on the discount. I believe there is a growing intolerance of the status quo among the shareholders and a level of impatience that will not be satisfied by a "wait and see" response.

Alliance and its closed-end fund Boards have a history of relatively friendly shareholder actions. As closed-end management companies go, Alliance is one of the better ones. However, times are changing and shareholder activism in closed-end funds with discounts is becoming increasingly prominent. Shareholders "need" to be heard and shareholders "will" be heard. I am asking this Board to listen.

THE SHAREHOLDER PROPOSAL TO TERMINATE ALLIANCE

On May 8, 1998 the SEC overruled the objections of eight fund management companies (including Alliance) and their Boards of Directors and determined that the shareholders of closed-end funds could fire their investment advisor without Board approval. This is the only practical tool the shareholders have if their Board and their Advisor are not responsive to shareholder wishes. The decision to submit this shareholder proposal is occasioned by the filing deadline and the possibility that Alliance and the Board will not take steps which result in eliminating the discount. It would be preferable if the Board would take actions prior to the next meeting of shareholders which would eliminate the need for shareholders to vote in support of this proposal.

I own 1291 shares of The Austria Fund Inc. in my IRA and intend to continue to own these shares until the Fund's next annual meeting. (I am enclosing independent certification from my broker demonstrating continuous beneficial ownership of Fund shares in the required amounts for the required period of time). Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, I am hereby submitting the following proposal and supporting statement for inclusion in the Fund's proxy material for its 1998 annual meeting of stockholders or any earlier special meeting. The notice of annual meeting for 1997 specifies July 13, 1998 as the deadline for such submissions. It should be noted for the record that I am not interested in competing for the Fund's advisory contract and would not accept it if offered.

SUBMITTED SHAREHOLDER PROPOSAL:

RESOLVED: The Fund's investment advisory agreement with its investment advisor, Alliance Capital Management, L.P. (Alliance), shall be terminated and the shareholders recommend that the board solicit competitive proposals for a new investment advisor.

SUPPORTING STATEMENT:

I believe Alliance's advisory contract should be terminated because shareholder results with the Fund have been very poor, and because management fees are apparently so lucrative to Alliance that effective steps to enhance shareholder value are not taken.

Since inception on 9/28/89, the Fund's shareholders have paid $138 million to buy new shares, received $16 million in distributions, and had an investment with a market value of $134 million as of the Fund's report dated 2/28/98. The resulting gain of only $12 million dollars spread over more than 8 years brings into question the value of this manager and this entire economic endeavor. The Net Asset Value (NAV) return of the Fund is somewhat better, but it fails to reflect the devastating impact of the discount on shareholder investment results.

The shareholders paid out $25 million in advisory fees, director fees, underwriting fees, and other expenses while making less than $12 million on their investment. As of 2/28/98, the discount was costing each and every shareholder $1.92 a share or a +17% extra return. The $22.5 million lost to the discount alone is almost twice as much as the meager $12 million the shareholders have collectively managed to realize on their investment since inception of the Fund.

After 25 years as a private investor and 10 additional years as an investment professional managing up to $240 million in closed-end fund shares, I am convinced that the biggest problem in fixing discounts and adding market value is the investment advisor. Fees are so lucrative that the fund manager will rarely recommend more than token steps (such as a 10% distribution policy) to enhance shareholder value. I believe the Directors owe their positions to Alliance and therefore will not take effective actions such as committing to perpetual share buy-backs, tender offers, open-endings, or other means to deliver Net Asset Value to shareholders. Such steps would reduce the Fund size and the advisory fees paid to Alliance.

Instead, this Fund conducted a rights offering and sold new shares at a discount, which diluted the asset value, added to the supply of shares, and increased the advisory fees paid to Alliance. Further, the board has indicated its opposition to the open-ending proposal in this proxy forced upon it by shareholders. I believe the super-majority requirement imposed by the Fund makes passage virtually impossible.

It is very expensive and time consuming for shareholders to wage successful proxy fights to replace staggered Boards of Directors hand picked by the investment advisor. Fortunately, the law gives shareholders one practical tool to fix this problem. A majority can vote to "fire" the investment manager. Qualified advisors are available that will work with a motivated Board to enhance shareholder value.

We have a chance to send a loud and clear message to the Board that we want the Fund run exclusively for the benefit of the Fund's owners. Vote for this shareholder sponsored resolution.

                     ***End of supporting statement***

CONCLUSION

I am sure the Board would agree that the discount represents both a wasteful loss of shareholder wealth, and an issue of contention between the Fund's owners and its fiduciaries. The shareholders and the Board should work together to resolve this problem expeditiously. Getting rid of the discount would eliminate the need for disruptive activities such as proxy fights, opposing director candidates, and shareholder proposals like the one above.

I remain available at any time for discussions with Alliance or members of the Board concerning any issues related to the Austria Fund, suggestions to remedy the discount, the submitted shareholder proposal, and other ideas to enhance shareholder value. I am looking forward to your response.

Very truly yours,



Ronald G. Olin